

January 29, 2013

Via E-Mail
Ms. Anita Britt
Chief Financial Officer
Perry Ellis International, Inc.
3000 N.W. 107 Avenue
Miami, FL   33172

>   **Re: Perry Ellis International, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 28, 2012**
>   **Filed April 12, 2012**
>   **File No. 0-21764**

Dear Ms. Britt:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Our Fiscal 2012 Results as Compared to Our Fiscal 2011 Results, page 37

1.   We note during 2012, you recorded $4.6 million of impairment charges on trademarks as a result of decreases in projected revenues for certain brands. On page 23 of your Form 10-Q for the quarter ended October 27, 2012 you discuss liquidations and write downs from the planned exit of brands. We further note in your earnings call for the third quarter 2012 on November 15, 2012, you discussed the exit from the Pierre Cardin, collegiate and action sports businesses. Please tell us about your exit plan and which brands will be included in this plan. With regards to the brands you plan to exit, tell us how exiting these brands were considered in your

inventory valuation, specifically quantifying the amount of write-downs recorded and the effect of liquidations. Also, tell us how you considered interim impairment testing of trademarks at October 27, 2012, quantify the remaining assets for these brands and how you determined further impairments were not necessary during 2012. Finally tell us if the exit of these brands constitutes discontinued operations and how you considered ASC 205-20-45-1 and ASC 360-10-45-9.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Melissa N. Rocha, Accounting Branch Chief at (202) 551- 3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining